Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

August 21, 2013

Jeffrey P. Riedler

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aerie Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Submitted May 10, 2013
CIK No. 0001337553

Dear Mr. Riedler:

This letter sets forth the response of Aerie Pharmaceuticals, Inc. (“Aerie” or the “Company”) to the comment letter, dated June 10, 2013, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Aerie’s Draft Registration Statement on Form S-1, submitted confidentially on May 10, 2013 (the “Draft Registration Statement”). This letter is being submitted confidentially with Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Amendment No. 1”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of Amendment No. 1 marked to show the changes to the Draft Registration Statement.

General

1.	Please update your financial statements and financial information throughout the filing to include the quarterly period ended March 31, 2013 as required by Rule 3-05 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated Amendment No. 1 to include the financial statements and financial information as of and for the six months ended June 30, 2013.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company respectfully advises the Staff that, to date, the Company has not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. If and to the extent that the Company provides any written communications to any potential investors in reliance on Section 5(d) of the Securities Act in the future, the Company will supplementally furnish the materials to the Staff and identify them as such. As of the date of this letter, the Company is not aware of any research reports published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 (as modified by Section 105(a) of the Jumpstart Our Business Startups Act) by any broker or dealer that is participating or will participate in the Company’s initial public offering.

Prospectus Summary, page 1

Aerie’s First-in-Class Product Pipeline, page 2

3.	In your overview of AR-13324 on page 4, as well as in your discussion of that product candidate on pages 72-73, please explain why it is that you do not consider this to be one of your “advanced” product candidates, particularly since it appears to be at the same developmental stage as both AR-12286 and PG286.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that at the time of the submission of the Draft Registration Statement, the supporting non-clinical activities for AR-13324 were not as far along in the clinical process as those for AR-12286 and PG286. As a result, the Company made the decision to classify AR-13324 as “clinical,” rather than as “advanced clinical.”

The Company advises the Staff that the Company will not be pursuing further clinical development of AR-12286 and PG286. These former product candidates did not meet the desired efficacy requirements at each time point in the Phase 2b clinical trials, which were recently completed. The Company considers these former product candidates as “discontinued” and, as a result, has revised its business strategy and investment thesis in Amendment No. 1 with AR-13324 and PG324 as the primary product candidates.

The Company explained the change in primary product candidates and the effect of the discontinued product candidates in the following sections of Amendment No. 1:

•

“Risk Factors” on pages 16 – 17, “Failure can occur at any stage of clinical development. If the clinical trials for our product candidates are unsuccessful, we could be required to abandon development.”

•	“Management’s Discussion and Analysis and Results of Operation” on page 59, “Research and Development Expenses.”

•	“Management’s Discussion and Analysis and Results of Operation” on pages 68 – 69, “Results of Operations”.

Risk Factors Associated with Our Business, page 5

4.	In this summary, please include a bullet point that states that your independent registered public accounting firm has issued an opinion that expresses doubt about your ability to continue as a going concern.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added a bullet point on page 6 of Amendment No. 1 to disclose that the Company’s independent registered public accounting firm has issued an opinion that expresses doubt about the Company’s ability to continue as a going concern.

Risk Factors, page 11

“Failure can occur at any stage of clinical development . . .,” page 14

5.	We note your statement that you may voluntarily suspend or terminate your clinical studies in the event that you believe they present an unacceptable risk for their participants. Please state whether or not you have ever in fact suspended or terminated a clinical study and, if so, the reasons(s) why you took this action.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added a sentence on page 16 of Amendment No. 1 to disclose that since its inception, the Company has not voluntarily or involuntarily suspended or terminated a clinical trial due to unacceptable safety risks to participants.

The Company respectfully advises the Staff that in Amendment No. 1, the Company refers to preclinical activities as “preclinical studies” and refers to Phase 2 and Phase 3 activities as “clinical trials”.

“We will need to obtain additional financing to fund our operations . . .,” page 22

6.	Please state in this risk factor the total net cash flows used by your operating activities from your inception through March 31, 2013.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor on page 26 of Amendment No. 1 to disclose that from inception on June 22, 2005 to June 30, 2013, the Company’s total net cash flow used by the Company’s operating activities was $66.4 million.

“Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability,” page 23

7.	You make reference in this risk factor to “acquiring” your product candidates, which appears to contradict your disclosure in other sections of your registration statement. Please confirm for us whether any or all of your product candidates were in fact acquired from a third-party and, if so, disclose in both your Prospectus Summary and your Business discussion when and from whom these acquisitions were made. If you in fact developed each of your product candidates internally, please remove the word “acquiring” from this risk factor.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s product candidates were all developed internally and accordingly the Company has revised the disclosure on page 27 of Amendment No. 1 to delete the word “acquiring.”

“We depend upon our key personnel and our ability to attract and retain employees,” page 31

8.	Please include in this risk factor the names and positions of those key employees whose departure might, in your opinion, create a material adverse effect.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor on page 36 of Amendment No. 1 to include the names and positions of its executive officers.

“We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance initiatives . . .,” page 37

9.	In this risk factor and on page 61 where you discuss the costs of being a public company, please include, to the extent practicable, an estimate of the annual costs associated with being a public company.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor on page 44 and the discussion on operating capital requirements on page 72 of Amendment No. 1 to disclose an estimated range of the annual costs associated with being a public company, including but not limited to, increased costs and expenses for directors’ fees, increased personnel costs, increased directors’ and officers’ insurance premiums, audit and legal fees, investor relations fees, expenses for compliance with reporting requirements under the Securities Exchange Act and rules implemented by the SEC and the NASDAQ Global Market, as well as various other costs that the Company has not previously incurred or incurred in a lesser amount as a private company.

Use of Proceeds, page 42

10.	Please expand this disclosure to specify the amount of proceeds you intend to dedicate to the clinical costs of each of your product candidates.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 49 of Amendment No. 1 to specify the amount of proceeds that the Company intends to dedicate to the clinical costs for each of its primary product candidates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Overview

Research and Development, page 51

11.	You disclose on page 2 that you have three product candidates completing or expecting to complete clinical phase 2b in the next several months and one pre-clinical product candidate. For your key research and development projects, please disclose the costs incurred during each period presented and to date. If you do not track or are not able to track research and development expenses by product candidate, please disclose so and why.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that prior to January 1, 2011, the Company tracked research and development costs in the aggregate, rather than by individual product candidate. The Company has revised its disclosure on page 59 of Amendment No. 1 to state the Company’s past practices. The Company has also revised the table on page 59 to specify research and development costs for AR-13324, its lead product candidate, and for discontinued product candidates for the six months ended June 30 2013 and 2012, and years ended December 31, 2102 and 2011. The Company disclosed that the costs for PG324 were primarily comprised of unallocated costs as of June 30, 2013.

Critical Accounting Policies and Use of Estimates

Stock Based Compensation

Common Stock Valuations, page 55

12.	We will further evaluate your accounting for stock compensation, beneficial conversion features, and related disclosure when your IPO price has been set. In this regard, we note that you granted 1.5 million stock options in March 2013, 1.7 million stock options in October 2012, $3 million of convertible notes in December 2012 and March 2013, and 681,816 warrants with an exercise price of $.01 in March 2013. Please expand your disclosure to address the following:

•	Disclose how you determined a discount for lack of marketability of 18% was appropriate at December 31, 2012;

•	Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price;

•

Clarify in the filing why no change in fair value of your common stock occurred between the October 2012 and March 2013 valuations and between the January 2012 and September 2012 valuations. In this regard, please discuss any qualitative factors such as results of trials, etc. that would factor into the assumptions used in your valuation;

•	Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price as of the most recent balance sheet date presented in the registration statement;

•

If the convertible feature of the March 2013 note issuance is not accounted for as an embedded derivative, please provide us your analysis of whether or not a beneficial conversion feature is required to be recorded pursuant to ASC 470-20-30; and

•

Continue to update your disclosure for all equity related transactions, including any options, warrants, or convertible note or preferred stock issuances, through the effective date of the registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following:

•

The disclosure on page 65 of Amendment No. 1 is revised to specify that the Finnerty and Chaffe models were utilized to determine the discount for lack of marketability. These models were selected by management because they are commonly used for estimating illiquidity discounts for securities of medium volatility (30 -120%).

•

The Company will provide the significant factors for the difference in the fair market value of the Company’s common stock and IPO price once a reasonable estimate of the IPO price range has been determined.

•

The disclosure on page 65 of Amendment No. 1 is revised to clarify why there were no changes in fair value of the Company’s common stock. Qualitatively, between the two periods January 2012 - September 2012 and October 2012 - March 2013, there were no interim clinical milestones or an ability to obtain early results. In January 2012, the estimated common stock valuation was $0.294 and this did not change until clinical results were received and evaluated for a clinical trial that was completed in September 2012. Similarly, there were new clinical results received and evaluated in the second quarter of 2013, and the valuation change occurred at that time.

Specifically, the Company determined to advance its AR-13324 franchise and discontinue its AR-12286 franchise. With respect to the other core assumptions in our valuation model, we respectfully advise the Staff that we updated our disclosure regarding the model utilized in the Company’s valuations on pages 67 and F-20 of Amendment No. 1.

•	The Company will amend the disclosure to provide the intrinsic value of all vested and unvested options once a reasonable estimate of the IPO price range has been determined.

•

The convertible notes contain four embedded features that allow it to be settled in shares. Upon an IPO, the par value of the note plus accrued interest will be settled for a variable number of shares based on the IPO price. Since the holder is guaranteed a fixed price return, there is no equity price risk. Therefore, this option is a share settled redemption feature and was assessed as such. The Company considered the guidance in ASC 470 and concluded that no beneficial conversion feature (“BCF”) exists. The Company further notes that this feature was accounted for as a bifurcated embedded derivative that had an immaterial impact to our financial statements.

The other share-settled features have equity price risk and are conversion options. These conversion options did not require bifurcation under ASC 815. Therefore, the Company evaluated the conversion options for a BCF under the rules in ASC 470-20. All of the conversion options are contingent upon future events. Two of the conversion options have a fixed price conversion rate, and therefore, these two options were measured for a BCF at the commitment date. The BCF will not be recognized until and unless the triggering event occurs. The third conversion option has a conversion price that is determined by future events. Therefore, any BCF will be measured and recognized when the triggering event occurs.

•	The Company will continue to disclose equity and equity related transactions in the registration statement.

Business, page 64

AR-12286, page 69

13.	Please revise your disclosure to clarify, in layman’s terms, the meaning of:

•	serine/threonine specific;

•	protein kinase;

•	actomyosin; and

•	phosphorylate

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 75 - 86 of Amendment No. 1 to clarify scientific terms related to its lead product candidate, AR-13324. Specifically, the Company has clarified the meaning of protein kinase on page 77 of Amendment No. 1. References to serine/threonine specific, actomyosm and phosphorylate have been removed.

14.	Please describe, as concisely as possible, the mechanics of how AR-12286 targets and inhibits Rho Kinase activity.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 77 - 78 of Amendment No. 1 to describe the mechanics of how the Company’s current product candidate, AR-13324, targets and inhibits Rho Kinase and Norepinephrine.

AR-13324, page 72

15.	Please explain the meaning of the term, “the NET.”

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 77 of Amendment No. 1 to explain the meaning of the term “NET.”

AR-13533, page 73

16.	Please explain the meaning of the term “pro-drug.”

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised disclosures for AR-13533 on pages 77 and 86 of Amendment No. 1 to delete the term “pro-drug.”

Intellectual Property, page 74

17.	It appears that you currently hold no composition of matter patents in the United States for AR-12286 and none in any jurisdiction for PG286. Please confirm that this is correct, and amend your disclosure both here and in the risk factor, “We may not be able to protect our proprietary technology...” on pages 26-27, to state this explicitly.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the intellectual property related disclosure on pages 31, 32, 77 and 91 of Amendment No. 1 to identify the types of patents for the Company’s current product candidates. The Company maintains patent protection for both composition of matter and method of use.

Shares Eligible for Future Sale

Lock-up Agreements, page 110

18.	Please file a copy of the form lock-agreement as an exhibit to your registration statement. If it is to be filed as an exhibit to your underwriting agreement, please confirm this for us.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that the form lock-up agreement will be filed as an exhibit to the Company’s underwriting agreement. The Company will file the underwriting agreement as an exhibit to the registration statement.

Notes to the Financial Statements

Note 6. Notes Payable, page F-11

19.	Please explain to us and revise the filing, including but not limited to the financial statements, related notes, and capitalization table, to reconcile the 20,979,476 shares of Series A-3 convertible preferred stock issued and outstanding as stated on the face of the balance sheet, to Item 15 which discloses that 10,000,000 shares were issued in 2007, and 2,000,000 shares and 10,979,476 shares were issued in February 2011.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that point 4 in Item 15 of the Draft Registration Statement did not appropriately reflect the underlying transactions and, as such, the Company deleted the discrepancy in Item 15 of Amendment No 1.

20.	You state that in connection with the issuance of the 2012 Notes you determined that a conversion feature had an embedded derivative requiring bifurcation and separate accounting. Please disclose the fair value of the embedded derivative and how the amount was derived. Also, you state that the warrant liability had a fair value of $0 as of the closing date of the sale of the 2012 Notes and as of December 31, 2012 which appears to conflict with your disclosure in Note 10 on page F-17 which says the warrants had a fair value of $728,000.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-14 of Amendment No. 1 to specify the value and method utilized in deriving the value of the embedded derivative. The Company had previously engaged an outside advisor to assist in estimating the fair value of the embedded derivative. Specifically, the Company compared the net present value of expected cash flows of the issued 2012 Notes with and without the conversion feature comprising the embedded derivative. The discrepancy regarding the fair value of the warrant liability has been removed. Note 10 included in Amendment No. 1 appropriately discloses the warrant’s fair value.

Note 10. Stock Purchase Warrants, page F-16

21.	Please revise your disclosures for the number of stock purchase warrants outstanding in connection with the convertible note agreements issued in 2012, 2010, and 2009. Based on your disclosure at the bottom of page F-16 we recalculate these shares as 2,969,316 shares, which are 10,029 shares less than your disclosure of 2,979,345. It appears that you have included the 10,029 shares issued in 2006 to your calculation.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-19 of Amendment No. 1 to remove the stock purchase warrants issued in 2006 from the aggregate total of warrants issued in connection with 2009, 2010 and 2012 notes payable. The 10,029 warrants were erroneously included in the total for the 2009, 2010 and 2012 warrants.

22.	We acknowledge your statement that “...the Company has not had any down rounds historically since the warrants were issued.” This is not a sufficient explanation to explain why you have not used a more complex binomial pricing model appropriate for the valuation of your warrants with down-round protection provisions. Please revise your estimate for the fair value of your warrants or explain to us why using a binomial pricing model would not result in a fair value that is materially different from using Black Scholes.

Response:

The Company respectfully acknowledges the Staff’s comment regarding whether the Black-Scholes model provides a reasonable estimate of the fair value of stock purchase warrants with a down-round price protection feature.

The Company respectfully advises the Staff that it considered the facts and circumstances in choosing the Black-Scholes model to calculate the fair value of its warrants with a down-round price protection feature. The Company considered these facts and circumstances and determined the likelihood of triggering the down-round price protection feature was remote, as explained below.

The Company’s currently issued and outstanding convertible preferred stock has a provision for automatic conversion at the time of a qualified IPO, as defined in the Company’s Amended and Restated Certificate of Incorporation currently in effect. If this feature is triggered, the warrants become automatically exercisable to common stock. All warrants have the right to a one-time reset for a down-round at the time that they become exercisable for common stock. If the initial public offering, as contemplated in the Draft Registration Statement, is successfully completed and meets the definition of a qualified IPO, the warrants, then outstanding, will no longer have a down-round protection feature.

The Company also respectfully advises the Staff that based on the remaining funding available under the 2012 Notes and Warrant Agreements, as amended on August 9, 2013, (Notes 6 and 15), the Company believes that the likelihood of a new financing event that could trigger the down-round protection provision prior to the effective date of this initial public offering is remote.

The exercise prices of the warrants are as follows: 2,386,359 Series B warrants with an initial exercise price of $0.01 per share; 787,500 Series A-4 warrants with an initial exercise price of $1.00 per share; and 1,500,000 Series A-3 warrants with an initial exercise price of $1.00 per share. To trigger the down-round protection feature, a future equity financing would have to be done at a significantly reduced price per share compared to our current estimate of the fair value of common stock. Further, the low strike price per share of the existing warrants significantly limits the range of potential future adjustment. This would only happen if the Company’s investor group abandoned their investment in the Company, which would run contrary to the investment funds’ historic reputation for long-term involvement with and commitment to their portfolio companies generally, and the Company specifically. In order for a down-round to occur, our current investors would have to abandon their investment in the Company and allow a new group to take majority ownership at a depressed price.

The Company engaged an outside advisor to assist it with the preparation of a Monte Carlo simulation to estimate the valuation of the warrants as of December 31, 2012 and June 30, 2013. The simulation included various reset scenarios, stock price exercise prices, and other assumptions such as price volatility that were kept consistent with our previous Black-Scholes model. As a result of the Monte Carlo simulation performed, the resulting warrant value was materially consistent with our Black-Scholes calculation.

The Company also respectively advises the Staff that it has expanded its disclosure to reflect the fact that under the facts and circumstances the Black-Scholes model results in a value that is materially consistent with a Monte Carlo simulation on pages 67 and F-20.

Note 15. Subsequent Events, page F-21

23.	Please disclose the exercise price of the warrants granted in connection with the Series B convertible stock issuance.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-24 of Amendment No. 1 to specify the exercise price of the warrants granted.

24.	Please disclose the accounting treatment for the conversion feature of the note payable issued in March 2013.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-14 regarding the May 23, 2013 and March 28, 2013 issuance of note payable and F-25 regarding the August 2013 issuance of note payable of Amendment No. 1 to specify the accounting treatment for the conversion feature of all notes payable issued subsequent to December 31, 2012.

Should you have any questions or comments with response to this filing, please call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:	Vicente Anido, Jr., Ph.D. (Aerie Pharmaceuticals, Inc.)
Richard J. Rubino (Aerie Pharmaceuticals, Inc.)
Steven G. Scheinfeld, Esq. (Fried, Frank, Harris, Shriver & Jacobson LLP)
Glenn R. Pollner, Esq. (Gibson, Dunn & Crutcher LLP)
Christine Allen (Securities and Exchange Commission)
Scot Foley (Securities and Exchange Commission)
Daniel Greenspan (Securities and Exchange Commission)
Mary Mast (Securities and Exchange Commission)